UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 13, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, March 13, 2018.

To

B3 S.A. — BRASIL, BOLSA, BALCÃO

Rua XV de Novembro, 275, 6º andar

São Paulo — SP

Attn.:                Ms. Ana Lucia da Costa Pereira

Companies Supervisory

With copy to

COMISSÃO DE VALORES MOBILIÁRIOS

Rua Sete de Setembro, 111, 33º andar

Rio de Janeiro — RJ

Attn.:                Mr. Fernando Soares Vieira — Companies Relationship Supervisory

Mr. Francisco José Bastos Santos — Market Relationship Supervisory

RE:                         REQUEST FOR INFORMATION ABOUT NEWS IN THE PRESS

Dear Sirs,

FIBRIA CELULOSE S.A., publicly-held company, headquartered in the City of São Paulo, São Paulo State of São Paulo, at Rua Fidêncio Ramos, No. 302, Tower B, 3rd and 4th (part) floors, Vila Olímpia, CEP 04551-010, registered with the National Taxpayers’ Registry of the Ministry of Treasury under the No. 60.643.228/0001-21, registered with the Brazilian Securities and Exchange Commission - CVM as public company category “A”, under the code 12793 (“Company” or “Fibria”), represented by its Chief Financial and Investors Relations Officer, hereby presents the information requested by B3 S.A. — Brasil, Bolsa, Balcão (“B3”), under the terms of the Letter nº 374/2018—SAE dated as of March 12, 2018 (“Letter”) and received by the Company at the same date.

For ease of understanding of the request and the Company’s reply, the concern raised in the Letter is transcribed below:

“In the news conveyed by Valor Econômico website, on March 12, 2018 under the heading “Paper Excellence presents a binding offer to acquire Fibria, sources said”, it is stated, among other information, that:

1.              Paper Excellence, owned by the same shareholders of Asia Pulp and Paper (APP), has delivered a binding offer to acquire Fibria this weekend;

2.              The offer values the Brazilian company at R$ 40 billion, which exceeds current market capitalization without the debt;

3.              The family Wijaya’s company proposed to fully undertake the antitrust risk of this acquisition and it is subject to a penalty fee of R$ 7 per share, or almost R$ 4 billion, in case the transaction does not occur;

4.              Thereby, PE officially enters in the dispute for the pulp producer with the Brazilian Suzano Papel e Celulose, which is also competing and has already forwarded a proposal to Fibria’s controlling shareholders.

We request clarification about the item above up to March 13, 2018, with your confirmation or not and other relevant information.”

The Company also informs that, in response to the Letter, it has inquired its controlling shareholders, Votorantim S.A. and BNDES Participações S.A. — BNDESPar, requesting clarification on the news published and they have provided the elucidations described in the Material Fact published by the on the date hereof.

Finally, the Company restates its commitment to comply with its disclosure obligations to its shareholders, investors and the market in general, according to the capital market regulation and its Information Disclosure Policy.

With that being said, we renew our vows of high esteem and we remain available for any additional clarification as you deem appropriate.

Sincerely,

Guilherme Perboyre Cavalcanti

Chief Financial and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO